Supplement dated January 19, 2007

To PROSPECTUS SUPPLEMENT dated December 22, 2006
(To Prospectus dated July 20, 2006)


                                  $792,898,000
                                  (Approximate)

                         Luminent Mortgage Trust 2006-7
                Mortgage Pass-Through Certificates, Series 2006-7

                        Lares Asset Securitization, Inc.,
                                    Depositor

                        Luminent Mortgage Capital, Inc.,
                                     Sponsor

                             Wells Fargo Bank, N.A.,
                  Master Servicer and Securities Administrator

                                 ---------------

         1. The third paragraph on the main part of the cover of the prospectus supplement dated December 22, 2006 (the "prospectus supplement") to the prospectus dated July 20, 2006 with respect to the above-captioned series is amended to read in its entirety as follows:

         "Bear, Stearns & Co., Inc. and Barclays Capital, as underwriters, intend to distribute the offered certificates (other than the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4 and Class II-B-8 Certificates) by selling them at varying prices to be determined at the time of sale. Total proceeds to the depositor from the sale of these offered certificates are anticipated to be approximately [___]% of their aggregate initial certificate principal balance, plus accrued interest, before deducting expenses payable by the depositor and estimated to be approximately $2.0 million.

         The Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4 and Class II-B-8 Certificates may be offered by the Depositor from time to time directly or through an underwriter or agent in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. Currently, there is no underwriting arrangement in effect for these classes of certificates. Proceeds to the Depositor from any sale of these classes of certificates will equal the purchase prices paid by their respective purchasers, net of any expenses payable by the Depositor and any compensation payable to any related underwriter or agent. On the Closing Date, the Depositor will transfer these classes of certificates to an affiliate of the Seller as partial consideration for the mortgage loans. The Seller or its affiliates may enter into repurchase or secured financing transactions with respect to these classes of certificates prior to transferring them in connection with any related offering by the Depositor."

         2. The definition of the term "Underwriting Agreement" on page S-137 of the prospectus supplement is deleted, and the first paragraph under the heading "Underwriting" in the prospectus supplement is amended to read in its entirety as follows:

         "Subject to the terms and conditions set forth in the underwriting agreements (together, the "Underwriting Agreement"), dated as of December 21, 2006 with respect to the offered certificates set forth in the table below (other than the Class I-A-2 Certificates) and January 19, 2007 with respect to the Class I-A-2 Certificates, among the depositor, the sponsor and Bear, Stearns & Co. Inc. and Barclays Capital (collectively, the "Underwriters"), the depositor has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the depositor, the initial certificate principal balances of the respective classes of offered certificates set forth under the respective names of the Underwriters in the table below."

         3. The rows for the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4 and Class II-B-8 Certificates in the table below the first paragraph under the heading "Underwriting" in the prospectus supplement are deleted.

         4. The second paragraph under the heading "Underwriting" in the prospectus supplement is amended to read in its entirety as follows:

         "Total proceeds to the depositor from the sale of these offered certificates are anticipated to be approximately [___]% of their aggregate initial certificate principal balance, plus accrued interest, before deducting expenses payable by the depositor and estimated to be approximately $2.0 million.

         The Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4 and Class II-B-8 Certificates may be offered by the Depositor from time to time directly or through an underwriter or agent in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. Currently, there is no underwriting arrangement in effect for these classes of certificates. Proceeds to the Depositor from any sale of these classes of certificates will equal the purchase prices paid by their respective purchasers, net of any expenses payable by the Depositor and any compensation payable to any related underwriter or agent. On the Closing Date, the Depositor intends to transfer these classes of certificates to an affiliate of the Seller as partial consideration for the mortgage loans. The Seller or its affiliates may enter into repurchase or secured financing transactions with respect to these classes of certificates prior to transferring them in connection with any related offering by the Depositor."

         5. References to the "offered certificates" in each of the third, fourth and fifth paragraphs under the heading "Underwriting" in the prospectus supplement relate to the offered certificates purchased by the Underwriters.

         6. The first sentence under the heading "Summary of Terms - ERISA Considerations" in the prospectus supplement is amended to insert the parenthetical "(other than the Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates until those classes of certificates are offered by the depositor through a qualified underwriter or agent)" immediately after "Class I certificates".

         7. The following sentence is added to the end of the last paragraph under the heading "ERISA Considerations - Class I Certificates" in the prospectus supplement:

         "Prospective investors should be aware that the Exemption will not be available with respect to the Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates unless and until those classes of certificates are offered by the Depositor through an underwriter or agent which is entitled to rely on the Exemption.

                                 ---------------

         Capitalized terms used but not defined in this supplement have the respective meanings given to them in the prospectus supplement.

                                 ---------------



BEAR, STEARNS & CO. INC.                                       BARCLAYS CAPITAL


                                January 19, 2007